Exhibit 1.A.(13)(c)

                           RIDER FOR TERM INSURANCE BENEFIT ON LIFE OF
                           INSURED SPOUSE

                           This benefit is a part of this contract only if it is listed on a contract data page.

BENEFIT We will pay an amount under this benefit if we receive due proof that the insured spouse died: (1) in the term period for the benefit; and (2) while this contract is in force and not in default past the last day of the grace period. But our payment is subject to all the provisions of this rider and of the rest of this contract. The phrase insured spouse means the Insured's spouse named in the application for this contract.

                           We show the amount of this benefit on a contract data page. We also show the term period for the benefit there. The term period starts on the contract date. The anniversary at the end of the period is part of that period.

BENEFIT                    The monthly charge for this benefit is deducted on
CHARGES                    each monthly date from the contract fund. The
                           amount of that charge is shown under Adjustments to the Contract Fund.

                           Monthly charges for this benefit stop on the earliest of: (1) the death of the Insured, (2) the death of the insured spouse, and (3) the anniversary at the end of the term period.

                           PAID-UP INSURANCE

PAID-UP                    If the Insured dies in the term period for this
INSURANCE ON               benefit while this contract is in force and not in
LIFE OF INSURED            default past the last day of the grace period and
                           while the insured spouse is living, the insurance on the life of the insured spouse under the benefit will become paid-up term insurance. While the paid-up insurance is in effect, the contract will remain in force until the end of the term period for this benefit. The paid-up insurance will have cash values but no loan value.

                           If this benefit becomes paid-up, it may be surrendered for its net cash value. This will be the net value on the date of surrender of the paid-up insurance. But, within 30 days after a contract anniversary, the net cash value will not be less than it was on that anniversary. We base this net cash value on the insured spouse's age and sex. The insured spouse's age at any time will be his or her age last birthday on the contract date plus the length of time since that date. We use the Commissioners 1980 Standard Ordinary Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 4% a year.

                           We will usually pay any cash value promptly. But we have the right to postpone paying it for up to six months. If we do so for more than 30 days, we will pay interest at the rate of 3% a year.

                           CONVERSION TO ANOTHER PLAN OF INSURANCE

Right to                   While the Insured is living, you may convert this
Convert                    benefit to a new contract of life insurance on the
Conditions                 life of the insured spouse. You will not have to
                           prove that the insured spouse is insurable.

                           You must ask for the conversion in a form that meets our needs, while this contract is in force and not in default past the last day of the grace period, and on or before the fifth contract anniversary. We may require you to send us the contract.

                           The new contract will not take effect unless the premium for it is paid while the insured spouse is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the new contract took effect on its contract date and that this benefit ended just before that date.

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PREMIUM                    Upon conversion to a new contract with scheduled
CREDIT premiums, we will allow a credit, as described below, on each premium that is due or scheduled for payment during the first year of the new contract. Upon conversion to a new contract without scheduled premiums, we will allow a credit as of the contract date provided you pay any required minimum initial premium for the new contract.

                           If this benefit has been in force for at least one year on the contract date of the new contract, we will allow the full credit described below. If this benefit has been in force for less than one year as of that date, the credit will be reduced on a pro-rata basis taking into consideration the portion of a year for which this benefit has then been in force.

                           The full credit is equal to the monthly charges deducted from the contract fund for the benefits being converted under this rider during the twelve months preceding the date of the new contract. Extra charges for extra risks or extra benefits other than a waiver benefit are not considered in determining this credit.

                           If the new contract has scheduled premiums, we will reduce each premium due or scheduled for payment in the first year of the new contract to consider either the full or reduced credit, as appropriate. If more than one premium is due or scheduled for payment, we will apportion any credit between them. If the new contract does not have scheduled premiums, we will pay either the full or reduced credit, as appropriate, into the new contract as of the contract date provided you pay any required minimum initial premium for the new contract.

CONTRACT                   If this contract is not in default, you may choose
DATE                       any contract date for the new contract that is not
                           more than 31 days after nor more than 31 days before the date we receive your request, and not later than the fifth contract anniversary. If this contract is in default but not past the last day of the grace period, the contract date for the new contract will be the date on which this contract went into default.

CONTRACT                   The new contract will be in the rating class we show
SPECIFICATIONS             for this benefit on a contract data page. We will set
                           the issue age, premiums and charges for the new contract in accordance with our regular rules in use on its contract date.

                           Except as we state in the next sentence, the new contract may be any life or endowment policy we or our parent company, The Prudential Insurance Company of America, regularly issue on its contract date for the same rating class, amount, issue age and sex. It may not be: a single-premium contract; one that insures anyone in addition to the Insured; one that includes or provides for term insurance, other than extended insurance; one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or one with any benefit other than the basic insurance benefit and the waiver benefit we refer to below. A waiver benefit may either waive or pay premiums in the event of the Insured's total disability.

                           The basic amount of the new contract may be any amount you ask for as long as it is at least $10,000 and not more than the amount of term insurance for this benefit. If the amount you want is smaller than the smallest amount we would regularly issue on the plan you want, we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan if you ask us to.

                           Even though this contract does not have a waiver benefit on the life of an insured spouse, we will include a waiver benefit in the new contract if its premium period runs to at least the Insured's attained age 85 and if we would include a waiver benefit in other contracts like the new one.

                           We will not waive or pay any premium under the new contract unless it has a waiver benefit, even if we have paid premiums into this contract due to the Insured's total disability. And we will not waive or pay any premium under the new contract unless the total disability started on or after its contract date.

                           Any waiver benefit in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In any of these paragraphs, when we refer to

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                           other contracts, we mean contracts we would regularly
                           issue on the same plan as the new contract and for the same rating class, amount, issue age and sex.

                           MISCELLANEOUS

CHANGES You may be able to have this benefit changed to a new contract of life insurance other than in accordance with the requirements for conversion that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

OWNERSHIP                  While any insurance under this benefit is in force
                           after the Insured's death, the insured spouse will be the owner of the contract and will be entitled to any contract benefit and value and the exercise of any right and privilege granted by the contract or by us.
                           But any insurance payable upon the Insured's death will be payable to the beneficiary for that insurance.

BENEFICIARY                The word beneficiary where we use it in this contract
                           without qualification means the beneficiary for insurance payable upon the death of the Insured.

                           On the contract date, unless we issue the contract with an endorsement that states otherwise, the beneficiary for insurance payable upon the death of the insured spouse will be the Insured if living, otherwise the estate of the insured spouse.

                           You may change the beneficiary for insurance payable upon the death of the insured spouse. The request must be in a form that meets our needs. It will take effect only when we file it; this will be after you send us the contract, if we require it to issue an endorsement. Then any previous beneficiary's interest in such insurance will end as of the date of the request. It will end then even if the insured spouse is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee we know of.

                           When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.

MISSTATEMENT               If the insured spouse's stated age or sex or both are
OF AGE OR SEX              not correct, we will change each benefit and any
                           amount payable to what the charges for this benefit would have provided at the insured spouse's correct age and sex.

                           The charges for this benefit may change or stop on a certain date. We may have used that date because the insured spouse would attain a certain age on that date. If we find that the issue age for the insured spouse was wrong, we will correct that date.

SUICIDE                    If the insured spouse, whether sane or insane, dies
EXCLUSION                  by suicide within the period which we state in the
                           Suicide Exclusion under Death Benefits provision, we will not pay the amount we describe under Benefit above. Instead, we will pay no more than the charges deducted from the contract fund for this benefit. We will make that payment in one sum.

REINSTATEMENT              If this contract is reinstated, it will not include
                           the insurance that we provide under this benefit on the life of the insured spouse unless you prove to us that the insured spouse is insurable for the benefit.

INCONTESTABILITY           Except for non-payment of premium, we will not
                           contest this benefit after it has been in force during the insured spouse's lifetime for two years from the issue date.

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                           TERMINATION OF BENEFIT

                           This benefit will end on the earliest of:

                           1. the end of the last day of the grace period if the
                              contract is in default;

                           2. the end of the last day before the contract date
                              of any other contract to which the benefit is converted or changed;

                           3. the date the contract is surrendered for its net
                              cash value, or the paid-up insurance, if any, under the benefit is surrendered;

                           4. the end of its term period; and

                           5. the date the contract ends for any other reason.

                           Further, if you ask us in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after the date we receive your request. Monthly charges due then and later will be reduced accordingly.

                           THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

                           Pruco Life Insurance Company,

                          By A B C
                                 Secretary

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